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Fact Sheet

Consolidated Financial Data - Second Quarter, Fiscal 2019

$2 Bn+	4.2%	31.0%	7.1%	23.7%
Large deal signings in Q2 19	Q2 19 QoQ revenue growth in CC terms	Digital revenue share in Q2 19	H1 19 YoY revenue growth in CC terms	Operating margin in Q2 19

Revenues by Offering

	Quarter ended ($ mn)			QoQ Growth (%)	
	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017	Reported	CC
Digital	905	803	686	12.7	13.5
Core	2,016	2,028	2,042	(0.6)	0.5
Total	**2,921**	**2,831**	**2,728**	**3.2**	**4.2**

(in %)

	Quarter ended			QoQ Growth	
	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017	Reported	CC
Services	**94.9**	**95.2**	**94.8**	**2.9**	**3.9**
Digital	28.9	26.7	23.6	12.1	12.9
Core	66.0	68.5	71.2	(0.7)	0.4
Products and Platforms	**5.1**	**4.8**	**5.2**	**8.3**	**9.5**
Digital	2.1	1.7	1.6	22.3	22.8
Core	3.0	3.1	3.6	0.5	2.1
Total	**100.0**	**100.0**	**100.0**	**3.2**	**4.2**
Digital	31.0	28.4	25.2	12.7	13.5
Core	69.0	71.6	74.8	(0.6)	0.5

Refer Note 2.15 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Business Segments

(in %)

	Quarter ended			QoQ Growth	
	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017	Reported	CC
Financial services	32.2	31.8	33.1	4.7	5.8
Retail	16.8	16.6	16.0	4.9	5.9
Communication	12.3	12.7	12.4	(0.4)	1.2
Energy, Utilities, Resources & Services	12.3	12.4	11.7	1.9	2.8
Manufacturing	9.6	9.6	9.4	3.7	4.8
Hi Tech	7.5	7.4	7.2	3.5	3.6
Life Sciences	6.4	6.6	6.8	0.4	0.7
Others	2.9	2.9	3.4	0.8	3.8
Total	**100.0**	**100.0**	**100.0**	**3.2**	**4.2**

Refer Note 2.14 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Client Geography

(in %)

	Quarter ended			QoQ Growth	
	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017	Reported	CC
North America	60.3	60.0	60.6	3.7	3.8
Europe	24.0	24.3	23.2	1.8	4.0
Rest of the world	13.2	13.1	12.9	3.9	6.8
India	2.5	2.6	3.3	(0.6)	3.0
Total	**100.0**	**100.0**	**100.0**	**3.2**	**4.2**

Revenues by Contract Type *

(in %)

	Quarter ended			QoQ Growth	
	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017	Reported	CC
Fixed Price	52.0	51.8	51.7	3.6	4.7
Time & Materials	48.0	48.2	48.3	2.7	3.7
Total	**100.0**	**100.0**	**100.0**	**3.2**	**4.2**

* *Including products*

Revenue Growth- Q2 19

	Reported	CC QoQ	CC YoY
Revenues ($ mn)	2,921	2,945	2,962
QoQ growth (%)	3.2	4.2	-
YoY growth (%)	7.1	-	8.1

Client Data

	Quarter ended		
	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017
Number of Clients			
Active	1,222	1,214	1,173
Added during the period (gross)	73	70	72
Number of million dollar clients*			
1 Million dollar +	633	627	620
10 Million dollar +	205	200	186
50 Million dollar +	58	56	55
100 Million dollar +	23	24	19
Client contribution to revenues			
Top client	3.9%	3.7%	3.4%
Top 10 clients	19.4%	19.2%	19.5%
Top 25 clients	34.7%	34.9%	36.0%
Repeat business	98.2%	99.5%	98.7%
Days Sales Outstanding	66	66	71

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017
Effort			
Onsite	28.4	28.6	29.4
Offshore	71.6	71.4	70.6
Utilization			
Including trainees	80.2	81.5	81.8
Excluding trainees	85.6	85.7	84.7

Revenue per Employee

(In US $ K)

	Quarter ended		
	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017
Revenue per Employee - Consolidated	54.7	54.9	52.7

Employee Metrics

(Nos.)

	Quarter ended		
	Sep 30, 2018	Jun 30, 2018	Sep 30, 2017
Total employees	2,17,739	2,09,905	1,98,440
S/W professionals	2,05,150	1,97,637	1,86,806
Sales & Support	12,589	12,268	11,634
Gross addition	19,721	17,709	10,514
Attrition	11,887	11,911	10,627
Net addition	7,834	5,798	(113)
Attrition % (Annualized Standalone)	19.9%	20.6%	17.2%
Attrition % (Annualized Consolidated)	22.2%	23.0%	21.4%

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In US $ million, except per equity share data*

Particulars	Sep 30, 2018	Sep 30, 2017	Growth % Q2 19 over Q2 18	Jun 30, 2018	Growth % Q2 19 over Q1 19
Revenues	**2,921**	**2,728**	**7.1**	**2,831**	**3.2**
Cost of sales	1,884	1,743	8.1	1,819	3.6
Gross Profit	**1,037**	**985**	**5.3**	**1,012**	**2.5**
Operating Expenses:					
Selling and marketing expenses	154	132	16.7	149	3.4
Administrative expenses	191	194	(1.5)	193	(1.0)
Total Operating Expenses	**345**	**326**	**5.8**	**342**	**0.9**
Operating Profit	**692**	**659**	**5.0**	**670**	**3.3**
Other Income, net	105	137	(23.4)	107	(1.9)
Reduction in the fair value of Disposal Group held for sale[1]	-	-	-	(39)	-
Profit before income taxes	**797**	**796**	**0.1**	**738**	**8.0**
Income tax expense	216	218	(0.9)	204	5.9
Net Profit	**581**	**578**	**0.5**	**534**	**8.8**
Basic EPS ($)[1][2]	**0.13**	**0.13**	**5.7**	**0.12**	**8.8**
Diluted EPS ($)[1][2]	**0.13**	**0.13**	**5.7**	**0.12**	**8.8**

Statement of Comprehensive Income for six months ended,

(As per IFRS) *In US $ million, except per equity share data*

Particulars	Sep 30, 2018	Sep 30, 2017	Growth %
Revenues	**5,753**	**5,379**	**6.9**
Cost of sales	3,703	3,435	7.8
Gross Profit	**2,050**	**1,944**	**5.5**
Operating Expenses:			
Selling and marketing expenses	303	269	12.6
Administrative expenses	384	377	1.9
Total Operating Expenses	**687**	**646**	**6.3**
Operating Profit	**1,363**	**1,298**	**5.1**
Other Income, net	212	263	(19.4)
Reduction in the fair value of Disposal Group held for sale[1]	(39)	-	-
Share in net profit/(loss) of associate, incl. impairment[3]	-	(11)	-
Profit before income taxes	**1,536**	**1,550**	**(0.9)**
Income tax expense	420	431	(2.6)
Net Profit	**1,116**	**1,119**	**(0.3)**
Basic EPS ($)[1][2]	**0.26**	**0.24**	**4.8**
Diluted EPS ($)[1][2]	**0.26**	**0.24**	**4.8**

[1] Profits for the three months ended June 30, 2018 and six months ended September 30, 2018 includes impact of $39 million on account of remeasurement in the fair value of Disposal Group held for sale (Refer Note 2.9.b. in Condensed Consolidated Financial Statements under IFRS in USD).

[2] During the three months ended September 30, 2018, the company has allotted bonus shares approved by shareholders through a postal ballot. The earnings per share has been adjusted for previous periods presented in accordance with IAS 33, Earnings per share.

[3] During the six months ended September 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million.

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except per equity share data

Particulars	Sep 30, 2018	Sep 30, 2017	Growth % Q2 19 over Q2 18	Jun 30, 2018	Growth % Q2 19 over Q1 19
Revenues	**20,609**	**17,567**	**17.3**	**19,128**	**7.7**
Cost of sales	13,281	11,227	18.3	12,288	8.1
Gross Profit	**7,328**	**6,340**	**15.6**	**6,840**	**7.1**
Operating Expenses:					
Selling and marketing expenses	1,088	846	28.6	1,005	8.3
Administrative expenses	1,346	1,248	7.9	1,298	3.7
Total Operating Expenses	**2,434**	**2,094**	**16.2**	**2,303**	**5.7**
Operating Profit	**4,894**	**4,246**	**15.2**	**4,537**	**7.9**
Other Income, net	739	883	(16.3)	726	1.8
Reduction in the fair value of Disposal Group held for sale(1)	-	-	-	(270)	-
Profit before income taxes	**5,633**	**5,129**	**9.8**	**4,993**	**12.8**
Income tax expense	1,523	1,403	8.6	1,381	10.3
Net Profit	**4,110**	**3,726**	**10.3**	**3,612**	**13.8**
Basic EPS (₹)(1)(2)	**9.45**	**8.15**	**16.0**	**8.31**	**13.8**
Diluted EPS (₹)(1)(2)	**9.44**	**8.15**	**15.9**	**8.30**	**13.7**

Statement of Comprehensive Income for six months ended,

(As per IFRS)

In ₹ crore, except per equity share data

Particulars	Sep 30, 2018	Sep 30, 2017	Growth %
Revenues	**39,737**	**34,645**	**14.7**
Cost of sales	25,569	22,126	15.6
Gross Profit	**14,168**	**12,519**	**13.2**
Operating Expenses:			
Selling and marketing expenses	2,092	1,735	20.6
Administrative expenses	2,645	2,427	9.0
Total Operating Expenses	**4,737**	**4,162**	**13.8**
Operating Profit	**9,431**	**8,357**	**12.9**
Other Income, net	1,465	1,697	(13.7)
Reduction in the fair value of Disposal Group held for sale(1)	(270)	-	-
Share in net profit/(loss) of associate, incl. impairment(3)	-	(71)	-
Profit before income taxes	**10,626**	**9,983**	**6.4**
Income tax expense	2,905	2,774	4.7
Net Profit	**7,721**	**7,209**	**7.1**
Basic EPS (₹)(1)(2)	**17.76**	**15.77**	**12.6**
Diluted EPS (₹)(1)(2)	**17.74**	**15.76**	**12.6**

(1) Profits for the three months ended June 30, 2018 and six months ended September 30, 2018 includes impact of ₹270 crore on account of remeasurement in the fair value of Disposal Group held for sale (Refer Note 2.9.2. in Condensed Consolidated Financial Statements under IFRS in INR).

(2) During the three months ended September 30, 2018, the company has allotted bonus shares approved by shareholders through a postal ballot. The earnings per share has been adjusted for previous periods presented in accordance with IAS 33, Earnings per share.

(3) During the six months ended September 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to ₹71 crore.